FULLCIRCLE REGISTRY, INC.

161 ALPINE DRIVE

SHELBYVILLE, KENTUCKY 40065

PHONE:  (502) 410-4500  FAX (502) 633-6163

August 27, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

Response to Letter from SEC dated July 21, 2008

File No. 333-51918

To Whom It May Concern:

The following letter has been prepared in response to the Securities and Exchange Commission’s (the “Commission”) letter of July 21, 2008, requesting clarification with regard to several items pertaining to in the Form 10-KSB for the period ended December 31, 2007 and Form 10-QSB for the period ended March 31, 2008.

1. Internal Control over Financial Reporting.

Commission Comment:

We note that you provided management’s assessment of the effectiveness of your internal control over financial reporting for the year as opposed to the end of the year.  Please revise.

Response:

Management’s assessment of the effectiveness of internal controls contained in Item 8A “Controls and Procedures” in the 10-KSB for the period ended December 31, 2007 has been revised to report for the end of the year rather than for the year.  A copy of the revision has been drafted and will be filed electronically immediately following the acceptance of this letter.

FullCircle Registry, Inc.

File No. 333-51918

August 27, 2008

Commission Comment:

We also note that you did not include the conclusions of your principal executive and principal; financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act.  Please amend your filing to comply with the disclosure requirements of Item 307 of Regulation S-B.

Response:

Item 8A “Controls and Procedures” in the 10-KSB for the period ended December 31, 2007 has been revised to include conclusions of management regarding the effectiveness of controls and procedures as required by law.  As discussed above, this revision has been drafted and will be filed electronically immediately following the acceptance of this letter.

2.  Form Type.

Commission Comment:

We note that your most recent quarterly report for the period ending March 31, 2008 was on form 10-QSB and not form 10-Q.  Beginning February 4, 2008, companies formerly classified and “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for the fiscal year ending after December 15, 2007.  Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently files quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Response:

We have had the opportunity to review the March 31, 2008 10-QSB and believe that the report contains all material information and that no amendment is necessary.  The Company’s most recent quarterly report for the quarter ended June 30, 2008 was filed with the SEC on Form 10-Q on August 19, 2008 in conformity with the rule change.

FullCircle Registry, Inc.

File No. 333-51918

August 27, 2008

3.  Required Company Statement.

Pursuant to the Commission’s request, the Company hereby provides the following statement acknowledging that:

•

The Company is responsible for the adequacy and accuracy of the disclosure its filings;

•

Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our attorney, Matthew D. Watkins at (502) 589-4215, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President